Exhibit 99.2

SPI Energy Co., Ltd. Announces Private Placements

Hong Kong, October 12 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that it has entered into share purchase agreements with each of Qian Kun Prosperous Times Investment Limited and Alpha Assai fund SP of Sunrise SPC.  The share purchase agreements provide, among other things, that Qian Kun Prosperous Times Investment Limited and Alpha Assai fund SP of Sunrise SPC will purchase 80,000,000 and 240,000,000 ordinary shares of the Company respectively, for a total consideration of US$33,920,000, subject to the terms and conditions of the respective share purchase agreement, including a lock-up for 90 days from the closing date of the contemplated transactions, or such other time or on such other date that is agreed upon in writing by both parties. The consummation of these transactions are also subject to customary closing conditions.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia. For additional information, please visit: www.spisolar.com

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

Pearl Peng, Investor Relations Director

Email: pearl.peng@spisolar.com